Exhibit 99.2

Notice-and-Access Notification

for Aris Mining Corporation’s

Annual General Meeting of Shareholders

Meeting Date and Time: Thursday, May 15, 2025 at 10:00 a.m. Pacific time (the “Meeting”)

Location: The Meeting will be held virtually using the LUMI platform at https://web.lumiagm.com/214373117

You are receiving this notification as Aris Mining Corporation (the “Company”) will use the notice-and-access model for delivery of meeting materials to its shareholders. Notice-and-access allows companies to post shareholder meeting materials online. Under notice-and-access, shareholders still receive a proxy or voting instruction form, as applicable, enabling them to vote in advance. However, instead of a paper copy of the Company’s management information circular for the Meeting (the “Circular”) and other proxy-related materials, shareholders receive this notice with information on how they may access the proxy-related materials electronically.

The use of this alternative means of delivery substantially reduces the quantity of material that must be printed and mailed to shareholders, thus reducing costs and the environmental impact.

Please be advised that the proxy-related materials for the Meeting are available for viewing and downloading online. This document provides an overview of these proxy-related materials, but you are reminded to access and review the Circular and other proxy-related materials available online prior to voting. These proxy-related materials are available at:

https://odysseytrust.com/client/aris-mining-corporation/

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy-Related Materials

Securityholders may request to receive a paper copy of the proxy-related materials related to the Meeting by mail at no cost. Requests for paper copies must be: (i) received by May 7, 2025 at 10:00 a.m. Pacific time in order to receive the paper copy in advance of the proxy or voting instructions deadline for the Meeting, or (ii) received by May 12, 2025 at 10:00 a.m. Pacific time in order to receive the paper copy in advance of the Meeting. Shareholders may request to receive a paper copy of the proxy-related materials for up to one year from the date the proxy-related materials were filed on www.sedarplus.ca.

For more information regarding notice-and-access or to obtain a paper copy of the proxy-related materials, you may contact our transfer agent, Odyssey Trust Company, via https://odysseytrust.com/ca-en/help/ or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

NOTICE IS HEREBY GIVEN that the Meeting will be held virtually at the date and time noted above for the following purposes, all being described in detail in the Circular:

1.

to present the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024 and the accompanying auditor’s report (such matter being further described in the Business of the Meeting – Financial Statements section of the Circular);

2.	to elect eight directors, as more particularly described in the Circular (such matter being further described in the Business of the Meeting – Election of Directors section of the Circular);

3.

to appoint KPMG LLP, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors (such matter being further described in the Business of the Meeting – Appointment and Remuneration of Auditors section of the Circular); and

4.	to transact such other business as may be properly transacted at the Meeting or at any adjournment or postponement thereof.

Voting

Registered shareholders and duly appointed proxyholders (who have properly registered) will be able to attend, participate and vote at the Meeting online by visiting https://web.lumiagm.com/214373117 on the date and time noted above and following the instructions provided, as more particularly detailed in the Circular. If you are unable to attend the Meeting virtually, to vote your common shares held in the capital of the Company, please refer to the instructions on the enclosed proxy or voting instruction form, as applicable. Your enclosed proxy or voting instruction form, as applicable, must be received by 10:00 a.m. Pacific time on May 13, 2025.

Stratification

The Company will not employ what is known as “stratification”. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of their information circular with the notice to certain groups of shareholders. The Company provides paper copies of its proxy-related materials only to those registered shareholders and beneficial shareholders that have previously elected to receive or otherwise request paper copies of the proxy-related materials.